# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valaris Ltd, CIK 0000314808
CUSIP: G9460G101
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: RICHMOND HOUSE, 12 PAR-LA-VILLE ROAD, HAMILTON, Bermuda (D0), 08
Date of event which requires filing of this statement: 08/10/2026
Amends the filing with accession number 0000902664-21-003279
Filed by CIK 0001164688
Persons authorized to receive notices and communications: William H. Bohnsack, Jr., Oak Hill Advisors, L.P., One Vanderbilt Avenue - 16th Floor, New York, New York (NY), 10017, (212) 884-0384; Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- OAK HILL ADVISORS LP (CIK 0001164688): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,038,600; sole dispositive power 0; shared dispositive power 3,038,600; aggregate amount beneficially owned 3,038,600 (4.38% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: Valaris Ltd
Address of issuer's principal executive offices: RICHMOND HOUSE, 12 PAR-LA-VILLE ROAD, HAMILTON, Bermuda (D0), 08
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2021 (as amended, the "Schedule 13D"). This Amendment No. 4 amends and restates Items 5(a)-(c) and (e) and Item 6 of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 69,435,807 Shares outstanding as of July 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 10, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 10, 2026, Mr. Goldschmid received a grant of 2,188 RSUs in consideration for his services as a director of the Issuer. These RSUs will vest in full on the earlier of the first anniversary of the date of grant or the next annual meeting of the Issuer's shareholders. Pursuant to the policies of OHA, Mr. Goldschmid is deemed to hold the foregoing securities for the benefit of certain clients of OHA and accordingly holds no voting or investment control over the RSUs.

## Signatures
- OAK HILL ADVISORS LP: /s/ William H. Bohnsack, Jr., William H. Bohnsack, Jr. Authorized Signatory (08/12/2026)